Fourth Joinder Agreement

Dated as of September 8, 2022

The undersigned hereby agrees to join as a party to that certain Agreement of Joint Filing, dated as of July 2, 2007, as amended, among Sun Pharmaceutical Industries Ltd., Alkaloida Chemical Company Zrt. (f/k/a Alkaloida Chemical Company Exclusive Group Ltd.), The Taro Development Corporation, and Sun Pharmaceutical Industries, Inc. (f/k/a Caraco Pharmaceutical Laboratories, Ltd.).

IN WITNESS WHEREOF, the undersigned has executed this agreement as of the date first written above.

SUN PHARMACEUTICAL HOLDINGS USA, INC.

By:      /s/ Erik Zwicker

Name: Erik Zwicker

Title:   Secretary